



SECU[illegible] 07003273 [illegible]ISSION

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SEC FILE NUMBER
8 - 44874

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Monex Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Sage Plaza, 5151 San Felipe, Suite 1350
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jesus Heiras, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Monex Securities, Inc., as of

December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

VP PRINCIPAL

Title



Notary Public



ASHOKKUMAR PATEL
Notary Public, State of Texas
My Commission Expires
December 6, 2008

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONEX SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Monex Securities, Inc.

We have audited the accompanying statement of financial condition of Monex Securities, Inc. (a wholly-owned subsidiary of Monex Casa de Bolsa, S.A. de C.V.) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monex Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
January 29, 2007

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

MONEX SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents	$ 205,391
Receivable from clearing broker/dealer	946,648
Commissions receivable - other	84,123
Prepaid expenses	7,365
Marketable securities	124,194
Clearing deposit	100,000
Property and equipment, net	27,655
Deposit	5,089
TOTAL ASSETS	$ 1,500,465

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 38,392
Commissions payable	122,110
Services fee payable to Parent	58,090
Income taxes payable	195,648
Total Liabilities	414,240

Stockholder's Equity

Common stock, 1,000 shares authorized, issued, and outstanding, $.01 par value	10
Additional paid-in capital	1,086,215
Retained earnings	-
TOTAL STOCKHOLDER'S EQUITY	1,086,225
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,500,465

See notes to financial statements.

MONEX SECURITIES, INC.
Statement of Income
Year Ended December 31, 2006

Revenue	
Securities commissions	$ 3,917,938
Other revenue	80,219
TOTAL REVENUE	3,998,157
Expenses	
Compensation and related costs	1,506,790
Services fees paid to Parent	697,076
Clearing and other charges	134,428
Occupancy and equipment	35,024
Errors and bad debts	15,835
Communications	36,478
Regulatory fees and expenses	27,552
Professional fees	192,307
Other expenses	104,044
TOTAL EXPENSES	2,749,534
Net income before provision for income taxes	1,248,623
Provision for income taxes	427,125
NET INCOME	$ 821,498

See notes to financial statements.

MONEX SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2005 as previously reported	1,000	$ 10	$ 1,713,398	$ 542,520	$ 2,255,928
Adjustment for Monex Corp. merger (see Note 1)	-	-	158,351	(149,552)	8,799
Balances at December 31, 2005 as restated	1,000	10	1,871,749	392,968	2,264,727
Dividend and return of capital to Parent	-	-	(785,534)	(1,214,466)	(2,000,000)
Net income	-	-	-	821,498	821,498
Balances at December 31, 2006	1,000	$ 10	$ 1,086,215	$ -	$ 1,086,225

See notes to financial statements.

MONEX SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 821,498
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized gain on marketable securities	(12,627)
Unrealized gain on marketable securities	(168)
Depreciation expense	3,267
Changes in assets and liabilities	
Increase in receivable from clearing broker/dealer	(366,875)
Increase in commissions receivable - other	(81,228)
Decrease in prepaid expenses	6,653
Increase in accounts payable and accrued expenses	24,423
Increase in commissions payable	34,101
Increase in services fee payable to Parent	24,796
Decrease in income taxes payable	(35,349)
Net cash provided by operating activities	418,491
Cash flows from investing activities:	
Purchase of marketable securities	(2,907,486)
Proceeds from sale of marketable securities	2,839,945
Purchase of property and equipment	(16,417)
Net cash used in investing activities	(83,958)
Cash flows from financing activities:	
Dividend and return of capital to Parent	(2,000,000)
Decrease in cash and cash equivalents	(1,665,467)
Cash and cash equivalents at beginning of year	1,870,858
Cash and cash equivalents at end of year	$ 205,391

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 4,338
Income taxes	$ 462,474

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Monex Securities, Inc. (Company) was organized in January 1992 as a Delaware corporation. The Company is a wholly-owned subsidiary of Monex Casa de Bolsa, S.A. de C.V. (Parent), a Mexican corporation and registered Mexican broker. Effective December 21, 2006, Monex Corp., a Texas corporation, merged with and into the Company with the Company being the surviving entity. The Company and Monex Corp. are under common control as both companies are wholly-owned subsidiaries of the Parent. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico.

Significant Accounting Policies:

Merger

The Company has accounted for its merger with Monex Corp. similar to a pooling of interests as both entities are under common control. The financial statements are presented as though the assets, liabilities and equity had been transferred as of the beginning of the year.

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income and are reflected in the accompanying statement of income in securities commissions.

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gains on marketable securities are reflected in the accompanying statement of income in securities commissions.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years.

Income Taxes

The Company files its income tax return on a separate company basis.

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Cash Flows

For purposes of the statement of cash flows, the balances at December 31, 2005 were restated due to the Company's merger with Monex Corp. which was accounted for similar to a pooling of interests.

Note 2 - Transactions with Clearing Broker/Dealer

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $941,258 and $250,000 respectively. The Company's net capital ratio was .44 to 1.

Note 4 - Marketable Securities

Marketable securities consist of commercial paper, U.S. Treasury Notes and a foreign corporate bond with a fair value of $124,194, cost of $124,026, accumulated unrealized gains of $168 and unrealized gains for the year ended December 31, 2006 of $168, which is reflected in the accompanying statement of income in securities commissions.

Note 5 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 32,131
Furniture and fixtures	7,996
	40,127
Accumulated depreciation	(12,472)
	$ 27,655

Depreciation expense for the year was $3,267 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 6 - Merger with Monex Corp.

Effective December 21, 2006, Monex Corp., merged with and into the Company with the Company being the surviving entity. Condensed financial information of Monex Corp. as of December 21, 2006 and for the period then ended are as follows:

CONDENSED BALANCE SHEET

Current assets	$ 5,886
Fixed assets, net	3,505
Other assets	755
Total Assets	$ 10,146
Total Liabilities	$ 756
Total Stockholder's Equity	9,390
Total Liabilities and Stockholder's Equity	$ 10,146

CONDENSED INCOME SHEET

Total revenue	$ 8,378
Total operating expenses	7,787
Net income	$ 591

Note 7 - Related Party Transactions

The Company entered into a services agreement (Agreement) with its Parent effective in January 2003. The Agreement requires the Parent to provide administrative services to the Company. The Company is required to repay the costs incurred by the Parent under the agreement, plus a 16% markup. The term of the agreement is indefinite and may be terminated by either party with 90 days written notice. The total amount incurred under this Agreement for the year ended December 31, 2006 was $697,076, of which $58,090 is payable at December 31, 2006.

Note 8 - Commitments and Contingencies

Operating Leases

The Company leases office space under a noncancelable operating lease expiring in August 2009. Future minimum lease payments due for each of the years ending December 31, are as follows:

2007	$ 29,863
2008	30,533
2009	20,355
Thereafter	-
	$ 80,751

Office rent expense for the year was $30,354 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Cash held at December 31, 2006 exceeded the federally insured limit by $105,391; however, this at risk amount is subject to significant fluctuations on a daily basis.

The Company has $1,178,207 or approximately 79%, of its total assets in cash equivalents, commissions receivable, marketable securities and a clearing deposit due from or held by the Company's clearing broker/dealer.

Schedule I

MONEX SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2006

Total stockholder's equity qualified for net capital	$ 1,086,225
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable - other	84,123
Prepaid expenses	7,365
Property and equipment, net	27,655
Deposit	5,089
Total non-allowable assets	124,232
Net capital before haircuts on securities positions	961,993
Haircuts on securities:	
Marketable securities	20,735
Net Capital	$ 941,258
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 38,392
Commissions payable	122,110
Services fee payable to Parent	58,090
Income taxes payable	195,648
Total aggregate indebtedness	$ 414,240
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of minimum requirement	$ 691,258
Ratio of aggregate indebtedness to net capital	.44 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as filed by Monex Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
Monex Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Monex Securities, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
January 29, 2007

END